Mail Stop 4561

December 28, 2006

VIA U.S. MAIL AND FAX (702) 876-0972

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Mortgage I, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

>   **Re: Vestin Realty Mortgage I, Inc.**
>   **Form 10-K for the transition period ended April 30, 2006**
>   **Filed June 28, 2006**
>   **File No. 000-51964**

Dear Mr. Shustek:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the transition period ended April 30, 2006

Management's Discussion and Analysis, page 29

Results of Operations, page 31

1. Please tell us the accounting literature you relied upon in determining it is appropriate to display annualized financial information for purposes of comparability within your MD&A.

Note B – Summary of Significant Accounting Policies, page F-8

Classification of Operating Results from Real Estate Held for Sale, page F-12

2. Please tell us how you have determined that it is appropriate for you to classify the operating results of foreclosed assets as part of your continuing operations. Refer to Chapter 11 of the AICPA's Audit and Accounting Guide on Depository and Lending Institutions, and paragraphs 41-45 of SFAS 144.

Fair Value of Financial Instruments, page F-13

3. In future filings, please revise your accounting policy for the fair value of investments in real estate loans to indicate that the fair value of loans which are secured by collateral are determined by the value of the collateral when foreclosure is probable. Refer to paragraph 13 of SFAS 114.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief